EXHIBIT 99.1

	CHAIRMAN & CEO C. H. (SCOTT) REES III	EXECUTIVE COMMITTEE P. SCOTT FROST - DALLAS
	PRESIDENT & COO	J. CARTER HENSON, JR. - HOUSTON
	DANNY D. SIMMONS	DAN PAUL SMITH - DALLAS
WORLDWIDE PETROLEUM CONSULTANTS	EXECUTIVE VP	JOSEPH J. SPELLMAN - DALLAS
ENGINEERING • GEOLOGY • GEOPHYSICS • PETROPHYSICS	G. LANCE BINDER	THOMAS J. TELLA II - DALLAS

February 5, 2010

Mr. Kerry D. Scott

Pioneer Natural Resources Company

5205 North O’Connor Boulevard, Suite 200

Irving, Texas 75039-3746

Dear Mr. Scott:

In accordance with your request, we have audited the estimates prepared by Pioneer Natural Resources Company (Pioneer), as of December 31, 2009, of the proved reserves and future revenue to the Pioneer interest in certain oil and gas properties located in the United States, Tunisia, and offshore South Africa. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Pioneer. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and guidelines of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. This report has been prepared for Pioneer’s use in filing with the SEC.

The following table sets forth Pioneer’s estimates of the net reserves and future net revenue, as of December 31, 2009, for the audited properties:

	Net Reserves			Future Net Revenue (M$)
	Oil	NGL	Gas		Present Worth
Category	(MBBL)	(MBBL)	(MMCF)	Total	at 10%

Proved Developed Producing	139,047	090,877	1,628,327	07,071,883	3,481,554
Proved Developed Non-Producing	005,216	002,138	0,091,395	00,332,170	0,139,863
Proved Undeveloped	181,072	063,818	0,779,079	05,905,342	0,753,817

Total Proved	325,336	156,833	2,498,801	13,309,396	4,375,234

Totals may not add because of rounding.

The oil reserves shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a field-by-field basis, some of the estimates of Pioneer are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion the estimates of Pioneer’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures used by Pioneer in preparing the December 31, 2009, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Pioneer.

The estimates shown herein are for proved reserves only. Pioneer’s estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage

4500 THANKSGIVING TOWER • 1601 ELM STREET • DALLAS, TEXAS 75201-4754 • PH: 214-969-5401 • FAX: 214-969-5411	nsai@nsai-petro.com
1221 LAMAR STREET, SUITE 1200 • HOUSTON, TEXAS 77010-3072 • PH: 713-654-4950 • FAX: 713-654-4951	netherlandsewell.com

beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Prices used by Pioneer are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009. For oil volumes, the average of Platts Oil Daily West Texas Intermediate (Cushing) spot price of $61.138 per barrel is adjusted by lease for quality, transportation fees, and regional price differentials. For gas volumes, the average Platts Gas Daily Henry Hub spot price of $3.866 per MMBTU is adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties.

Lease and well operating costs used by Pioneer are based on historical operating expense records. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Lease and well operating costs for the operated properties include direct lease- and field-level costs and Pioneer’s estimate of the portion of its headquarters general and administrative overhead (G&A) expenses necessary to operate the properties. Pioneer’s estimate of G&A expenses is included at the field area level for all areas except for Raton Basin, which is included at the lease level. Lease and well operating costs are held constant throughout the lives of the properties. Pioneer’s estimates of capital costs are included as required for workovers, new development wells, production equipment, abandonment, and salvage. The future capital costs are held constant to the date of expenditure.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates. Estimates of reserves may increase or decrease as a result of future operations, market conditions, or changes in regulations.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of major properties making up 93 percent of Pioneer’s total proved reserves and accounting for 86 percent of the present worth for the total proved reserves. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Pioneer with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. Our audit did not include a review of Pioneer’s overall reserves management processes and practices.

In evaluating the information at our disposal concerning this audit, we have excluded from our consideration all matters as to which the controlling interpretation may be political, socioeconomic, legal, or accounting, rather than engineering and geoscience. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Pioneer, are on file in our office. The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-002699

By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ G. Lance Binder
G. Lance Binder, P.E. 61794
Executive Vice President

Date Signed: February 5, 2010

GLB:JLW